

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 7, 2006

via U.S. mail and facsimile

Raymond J. De Hont
Chief Executive Officer
Met-Pro Corporation
160 Cassell Road, P. O. Box 144
Harleysville, Pennsylvania   19438

> **RE: Met-Pro Corporation**
> **Form 10- K for the Fiscal Year Ended January 31, 2006**
> **Filed April 13, 2006**
> **File No. 1-07763**

Dear Mr. DeHont:

We have reviewed your response letter dated October 27, 2006 and have the following additional comments.

Form 10-K for the year ended January 31, 2006

Note 10 – Other Income / (Expense), Net, page 45

1. We note your response to prior comment two in our letter dated October 5, 2006. However, we continue to believe that a restatement of your previously issued financial statements is warranted to reclassify your litigation charges and your gains / (losses) on the sale of fixed assets as a component of operating income, given (1) our views regarding your segment disclosure below, (2) that the most significant impact of this reclassification would be to fiscal 2004, which will no longer be presented in your future filings and (3) that we do not believe that the presence of disclosures of these amounts in MD&A alleviate the need to comply with GAAP.

Note 11 – Business Segment Data, page 45

2. We appreciate the additional information you have provided us in response to prior comment three concerning your segment reporting. However, we continue to have concerns about your identification of your reportable segments. We have reviewed

your table demonstrating why you believe the characteristics set forth in paragraphs
17a – 17e of SFAS 131 have been met. However, as stated in our letter dated
October 5, 2006, it is unclear how your operating segments meet these characteristics,
particularly in the case of Flex-Kleen, Strobic Air, Duall and Systems. Specifically:

- *Similarity of products:* In your response, you state that the product lines in the
  Flex-Kleen, Strobic Air, Duall and Systems are all engineered to order products,
  requiring a relatively high level of engineering and drafting. However, in Item 1
  of your Form 10-K for the year ended January 1, 2006, it appears that only
  Systems' products are custom engineered. We also note from your Form 10-K
  that Duall's products are fabricated from corrosion resistant materials, which does
  not appear to be the case for the other product lines and which, we assume, affects
  Duall's gross margin and operating income percentages, as compared to the other
  segments.
- *Similarity of customers:* In your response to prior comment one, you state that
  one of your operating segments' performance declined due to a general weakness
  in the markets it served. However, your other operating segments do not appear
  to have experienced similar difficulties, thereby suggesting that the other
  operating segments serve different markets.

We also remind you that paragraph 17 of SFAS 131 also requires operating segments
to be economically similar for aggregation purposes. Specifically, the gross and
operating margin percentages of your operating segments in your proposed Fluid
Handling Equipment and Product Recovery/ Pollution Control Equipment reportable
segments are not similar, which suggests to us that these segments are not
economically similar. We note from your prior responses that you attribute some of
the variance in gross margin to the differences in product mix; the total sales volume
of each product line; execution errors; and the effect of rising steel prices at Dean
Pumps, as compared to Fybroc and Sethco, which produce fiberglass pumps. The
above factors are not isolated events or one-off charges that have skewed your
margins, but are more representative of your ongoing business operations. Given
this, your explanation of the differences in margins does not persuade us that your
products satisfy the economic similarity requirement for aggregation. Further, we
continue to believe that your explanations provide meaningful information to
investors, consistent with the objective stated in paragraph 3 of SFAS 131.

As such, please amend your Form 10-K for the year ended January 31, 2006, as well
as your Forms 10-Q for the quarters ended April 30, 2006 and July 31, 2006, to
separately present each operating segment, to the extent that it is greater than the
thresholds in paragraph 18 of SFAS 131 and to the extent that you do not meet the
75% revenue threshold in paragraphs 20-21 of SFAS 131. In your response, for each
operating segment that you believe falls below the 10% thresholds in paragraph 18 of
SFAS 131, please provide us with the operating income percentages and asset
percentages, as calculated pursuant to paragraphs 18.b and 18.c of SFAS 131.

<u>General</u>

3. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

    Please tell us when you will file your restated Form 10-K and subsequent Form 10-Q's. We remind you that when you file your restated Form 10-K and subsequent Form 10-Q's, you should appropriately address the following:
    *   an explanatory paragraph in the reissued audit opinion,
    *   full compliance with SFAS 154, paragraphs 25 and 26,
    *   fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
    *   updated Item 9A. disclosures should include the following:
        o   a discussion of the restatement and the facts and circumstances surrounding it,
        o   how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
        o   changes to internal controls over financial reporting, and
        o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
        Refer to Items 307 and 308(c) of Regulation S-K.
    *   updated reports from management and your independent auditors regarding your internal controls over financial reporting.
    *   updated certifications.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief